Mail Stop 3561

      							November 18, 2005

Via U.S. Mail and Fax
Mr. Frans Spaargaren
Chief Financial Officer
Gemplus International SA
46a, avenue JF Kennedy
2nd floor
L-1855 Luxembourg
Grand Duchy of Luxembourg

	RE:	Gemplus International SA
      Form 20-F for the fiscal year ended December 31, 2004
		Filed June 30, 2005
		File No. 000-31052

Dear Mr. Spaargaren:

We have reviewed your supplemental response letter dated October
13,
2005 as well as your filings and have the following comments. As noted in our comment letter dated August 31, 2005 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the year ended December 31, 2004

2.  Summary of Significant Accounting Policies, page F-6

2.5  Revenue recognition, page F-9

1. We refer to your response to comment 3 in which you state "In certain other cases, the Company provides customized operating systems and chip cards in each segment". Please tell us whether you sell chip cards that only are functional on your customized operating systems, and if so, when you recognize revenue from the sale of these chip cards. Otherwise, explain to us in more detail the nature of these customized chip cards. Reference all pertinent, authoritative,
GAAP accounting literature in your response that supports your accounting treatment.


11. Goodwill, page F-20

Impairment tests for goodwill, page F-21

2. We note your response to comment 8; however, it is not clear to us why the disposal of SLP should not result in discontinued operations presentation. Please describe for us in more detail your consideration of SFAS 144 and EITF 03-13 in making this determination. In this regard, we note in Note 11 that you state there was "a significant decline in sales of SLP software" and "SLP eventually ceased its activities in 2004." Tell us if the Company continues to generate revenue in 2005 from the sale of SLP software.
Further, explain to us whether the continued cash flows are the result of migration of SLP software revenues from the disposed component or a continuation of activities with the disposed component.

12. Deferred Development Costs, page F-21

3. We note your response to comment 9; however, it is unclear to us how you addressed these differences in your reconciliations of net income and shareholders` equity in note 39. Please explain to us in detail how you calculated the "Capitalized development costs" line item values for each of the previous three years in your reconciliations of net income and shareholders` equity. To the extent possible, reconcile these amounts to the deferred development costs amounts in Note 12.

14.  Investment in Associates, page F-22

4. We note your response to comment 10.  Please revise your Form
20-F
to fully comply with the disclosure requirements of Rule 4-08(g) of
Regulation S-X.

19. Non - Current Portion of Provisions and Other Liabilities, page
F-25

5. We note your explanation for the excess accruals for German income taxes and the French taxes in the response to comment 12 however, we continue to question whether your recording of these accruals in your
US GAAP financial statements was in accordance with US GAAP. We understand in Germany and France there is generally no possibility to enter into tax rulings or to discuss tax positions before filing. Certain tax positions are, thus, discussed during tax audits. In some circumstances, when interpretation of the tax law is required, the Company may take certain tax positions which may be challenged.
This creates a risk of loss for the Company. Please respond to the following questions so that we may better understand your policy for recording loss accruals.

a. Please explain to us the timing of your recognition of each of the loss accruals that were reversed during 2004. Tell us if you record a loss accrual when you file a tax return, receive notification of an audit, and/or learn of a potential issue identified in an audit.

b. Please clarify why you mean by the following statement on page
10
of your letter: "[t]he Company documents its position that a tax return may have risk when it recognizes that it is likely that the tax authority will challenge, at least partly, its position."

c. With respect to each type of tax and tax jurisdiction, explain to us management`s expectation of a future audit when filing a return and the basis for this expectation.

d. Upon determining that you have a probable loss, explain to us how you decide upon the amount of loss to accrue.

6. We note your response to comment 13 however, based upon the disclosure in the last paragraph on page F-25, it appears the impact of discounting is material to your 2004 US GAAP net income.
Please
revise your US GAAP financial statement disclosures or explain why you believe this error is not material. As a part of your response you should tell us, in quantified detail, how discounting has impacted your reported US GAAP net income and also how you expect it to impact future net income.

37. Related party transactions, page F-44

7. We note your response to comment 17. Please clarify for us the Company`s ownership percentage in WRT after exercising the warrants but prior to making the share loans. If the Company had voting rights in excess of 50% before the share loans, explain to us in further detail the terms and conditions of the share loans and any arrangements with the new investor that preclude consolidation for US
GAAP reporting purposes under FIN 46 and SFAS 94.

39. Differences Between International Financial Reporting
Standards
and US Generally Accepted Accounting Principles, page F-46

8. We understand from your response to comment 24 that the only material GAAP difference identified for your associates is goodwill amortization. The Company has performed an analysis of these investments and has not discovered any additional item. We assume you mean any additional material item as we expect there should be many differences in the accounting policies of your associates and US
GAAP. In light of the significance of your share of the net loss of associates as compared to your net income in 2004, it is unclear to us how you determined that there were no other material GAAP differences. Please explain to us in detail the extent and nature of management`s analysis. Provide us a quantified summary of all the GAAP differences identified in your analysis. Also, tell us if you considered the impact of the differences in GAAP of your associates on a combined basis when assessing materiality and, if not, explain why not.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director




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Mr. Frans Spaargaren
Gemplus International SA
November 18, 2005
Page 4